November 5, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	United Community Bancorp
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-172827

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join United Community Bancorp (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1 be declared effective on Wednesday, November 7, 2012 at 12:00 Noon, Eastern time, or as soon thereafter as practicable.

Very truly yours,

SANDLER O’NEILL + PARTNERS, L.P.

By: Sandler O’Neill + Partners Corp., the sole general partner

By:	/s/ Catherine A. Lawton
Name: Catherine A. Lawton
Title: Authorized Signatory